FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Hudbay Minerals Inc. (“Hudbay” or the “company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.	Date of Material Change

March 8, 2019

Item 3.	News Release

Hudbay issued a news release with respect to the material change referred to in this report on March 8, 2019. The news release was disseminated through the newswire services of GlobeNewswire. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On March 8, 2019, Hudbay announced that the U.S. Army Corps of Engineers issued a Section 404 Water Permit (the “404 Permit”) for Hudbay’s Rosemont Project.

Item 5.	Full Description of Material Change

On March 8, 2019, Hudbay announced that the U.S. Army Corps of Engineers issued a Section 404 Water Permit for Hudbay’s Rosemont Project.

Rosemont has already received the Final Record of Decision from the U.S. Forest Service (“USFS”). Now that the 404 Permit has been issued, Hudbay expects to receive Rosemont’s Mine Plan of Operations from the USFS shortly and looks forward to moving the project into development.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President and General Counsel
416-362-2576

Item 9.	Date of Report

March 15, 2019

Forward-Looking Information

This report contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, expectations regarding the final Mine Plan of Operations, the timing, cost and benefits of developing the Rosemont project and Hudbay’s future plans for Rosemont. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, obtaining the final permits for Rosemont and obtaining any required joint venture partner approvals to advance the project, the timing and possible outcome of pending litigation related to the Rosemont permits, no significant unanticipated litigation or delays to the development of Rosemont and the availability of financing to develop Rosemont.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.